Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year-Ended December 31,					Nine Months Ended September
	2007	2008		2009		30, 2010
Earnings
Income from continuing operations	$248,378	$91,392		$42,304		$11,859
Fixed charges	—	31,113		13,539		16,283
Total earnings	$248,378	$122,505		$55,843		$28,142

Fixed Charges
Interest Expense	$—	$31,038		$13,458		$13,937
Estimated interest portion within rental expense	—	75		81		68
Write-off of deferred financing costs	—	—		—		2,278
Total fixed charges	$—	$31,113		$13,539		$16,283

Ratio of earnings to fixed charges	—	3.9	x	4.1	x	1.7	x